UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2019 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Asset Purchase Agreement

On February 15, 2019, Bioblast Pharma Ltd. (the “Company”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Seelos Therapeutics, Inc. (“Seelos”). Pursuant to the Asset Purchase Agreement, Seelos acquired all of the assets of the Company relating to a therapeutic platform known as Trehalose (the “Asset Purchase”). At the closing of the Asset Purchase (the “Closing”), Seelos is to pay the Company $1.5 million in cash, and Seelos agreed to pay the Company an additional $2.0 million in cash by the one-year anniversary of the Closing.

Under the terms of the Asset Purchase Agreement, Seelos agreed to pay additional consideration to the Company upon the achievement of certain milestones in the future, as follows: (1) within 15 days following the completion of Seelos' or its affiliate’s first Phase 2(b) clinical trial of Trehalose satisfying certain criteria, Seelos will pay the Company $8.5 million in cash; and (2) within 15 days following the approval for commercialization by the United States Food and Drug Administration or the Health Products and Food Branch of Health Canada of the first New Drug Application or New Drug Submission, respectively, of Trehalose filed by Seelos or its affiliates, Seelos will pay the Company $8.5 million in cash. In addition, Seelos agreed to pay the Company a cash royalty equal to 1% of the net sales of Trehalose.

The foregoing summary of the Asset Purchase Agreement is qualified in its entirety by reference to the full text of the Asset Purchase Agreement filed herewith as Exhibit 99.1.

The representations, warranties and covenants contained in the Asset Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Asset Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Asset Purchase Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Asset Purchase Agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

Press Release

On February 19, 2019, the Company issued a press release announcing the execution of the Asset Purchase Agreement.  A copy of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K as well as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1*	Asset Purchase Agreement, dated February 15, 2019, by and between Seelos Therapeutics, Inc. and Bioblast Pharma Ltd.
99.2	Press Release, dated February 19, 2019.

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo Interim Chief Executive Officer

Date: February 19, 2019